Exhibit 8.1

Significant Subsidiaries of Sociedad Química y Minera de Chile S.A.

Name of Subsidiary	Country of Incorporation

SQM Industrial S.A.	Chile
SQM Nitratos S.A.	Chile
SQM Salar S.A.	Chile
Soquimich Comercial S.A.	Chile
SQM North America Corp.	USA
SQM Europe N.V.	Belgium

For a complete list of foreign and domestic subsidiaries see Note 2 a) to the Consolidated Financial Statements.